# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sonder Holdings Inc., CIK 0001819395
CUSIP: 83542D300
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 447 Sutter St., San Francisco, California (CA), 94108
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002044362

## Reporting persons
- Valor Sonder Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,233,621; sole dispositive power 0; shared dispositive power 1,233,621; aggregate amount beneficially owned 1,233,621 (9.9% of the class)
  Comment: (1) See Item 4 for explanation of reported amounts.
- Valor Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,233,621; sole dispositive power 0; shared dispositive power 1,233,621; aggregate amount beneficially owned 1,233,621 (9.9% of the class)
  Comment: (1) See Item 4 for explanation of reported amounts.
- Valor Equity Partners IV L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 953,840; sole dispositive power 0; shared dispositive power 953,840; aggregate amount beneficially owned 953,840 (7.8% of the class)
  Comment: (1) See Item 4 for explanation of reported amounts.
- Valor Equity Partners IV-A L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 52,518; sole dispositive power 0; shared dispositive power 52,518; aggregate amount beneficially owned 52,518 (0.5% of the class)
  Comment: (1) See Item 4 for explanation of reported amounts.
- Valor Equity Partners IV-B L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 227,263; sole dispositive power 0; shared dispositive power 227,263; aggregate amount beneficially owned 227,263 (1.9% of the class)
  Comment: (1) See Item 4 for explanation of reported amounts.
- Valor Equity Associates IV L.P.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,233,621; sole dispositive power 0; shared dispositive power 1,233,621; aggregate amount beneficially owned 1,233,621 (9.9% of the class)
  Comment: (1) See Item 4 for explanation of reported amounts.
- Valor Equity Capital IV LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,233,621; sole dispositive power 0; shared dispositive power 1,233,621; aggregate amount beneficially owned 1,233,621 (9.9% of the class)
  Comment: (1) See Item 4 for explanation of reported amounts.
- Valor Management L.P.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,233,621; sole dispositive power 0; shared dispositive power 1,233,621; aggregate amount beneficially owned 1,233,621 (9.9% of the class)
  Comment: (1) See Item 4 for explanation of reported amounts.
- Valor Funds Group LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,233,621; sole dispositive power 0; shared dispositive power 1,233,621; aggregate amount beneficially owned 1,233,621 (9.9% of the class)
  Comment: (1) See Item 4 for explanation of reported amounts.
- Antonio J. Gracias: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,233,621; sole dispositive power 0; shared dispositive power 1,233,621; aggregate amount beneficially owned 1,233,621 (9.9% of the class)
  Comment: (1) See Item 4 for explanation of reported amounts.

## Item 1. Issuer
Name of issuer: Sonder Holdings Inc.
Address of issuer's principal executive offices: 447 Sutter St., Suite 405 #542, San Francisco, CA 94108

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons."

1) Valor Sonder Holdings, LLC
2) Valor Management LLC
3) Valor Equity Partners IV L.P.,
4) Valor Equity Partners IV-A L.P.
5) Valor Equity Partners IV-B L.P.
6) Valor Equity Associates IV L.P.
7) Valor Equity Capital IV LLC
8) Valor Management L.P
9) Valor Funds Group LLC
10) Antonio J. Gracias
Address of principal business office or, if none, residence: The address of each Reporting Person is 320 North Sangamon Street, Suite 1200, Chicago, IL 60607.
Citizenship: Each entity Reporting Person is organized under the laws of Delaware. Mr. Gracias is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: See row 9 of the cover pages.
Percent of class: See row 11 of the cover pages.
Sole power to vote or to direct the vote: See row 5 of the cover pages.
Shared power to vote or to direct the vote: See row 6 of the cover page.
Sole power to dispose or to direct the disposition: See row 7 of the cover pages.
Shared power to dispose or to direct the disposition:
See row 8 of the cover pages.

A total of 476,321 shares of common stock of the Issuer (the "Common Stock") and 2,000,000 shares of Series A Preferred Stock of the Issuer (the "Preferred Stock"), which are convertible into 2,000,000 shares of Common Stock, may be deemed to be beneficially owned by the reporting persons. The Preferred Stock held is subject to a 9.99% blocker (the "9.99% Blocker") whereby they are not convertible to the extent that following such conversion, taking into account all other shares of Common Stock beneficially owned by the Reporting Persons, the Reporting Persons would beneficially own in excess of 9.99% of the Issuer's outstanding Common Stock. Accordingly, the number and percentage of shares of Common Shock reported as beneficially owned, as calculated pursuant to Section 13(d), consists of 476,321 shares of Common Stock and 757,300 shares of Common Stock issuable upon conversion of 757,300 shares of Preferred Stock.

As of December 31, 2024, Valor Sonder Holdings, LLC was the holder of record of the shares reported herein. Valor Funds Group LLC is the general partner of Valor Management L.P., which is the managing member of Valor Equity Capital IV LLC, which is the general partner of Valor Equity Associates IV L.P., which, in turn, is the general partner of each of Valor Equity Partners IV L.P., Valor Equity Partners IV-A L.P. and Valor Equity Partners IV-B L.P., or the "Valor Funds." The Valor Funds are the sole members of Valor Sonder Holdings, LLC. Valor Management LLC provides advisory services to the Valor Funds in accordance with applicable investment management, advisory or similar agreements. By virtue of his positions with foregoing Valor entities, Mr. Gracias may be deemed to share beneficial ownership over the shares held of record by Valor Sonder Holdings, LLC; however, Mr. Gracias disclaims beneficial ownership of such shares for purposes of Sections 13(d) or 13(g) of the Act and the his inclusion in this Schedule 13G shall not be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.

Percent of class is based on (i) the number of shares that may be deemed to be beneficially owned by each Reporting Person as of December 31, 2024 and (ii) the number of shares of Common Stock outstanding as of November 1, 2024 (11,585,625 shares) as reported by the Issuer in its proxy statement for its annual meeting of shareholders filed with the Securities and Exchange Commission on November 8, 2024.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Valor Sonder Holdings, LLC: /s/ Antonio J. Gracias, Antonio J. Gracias/Manager (02/12/2025)
- Valor Management LLC: /s/ Antonio J. Gracias, Antonio J. Gracias/CEO (02/12/2025)
- Valor Equity Partners IV L.P.: /s/ Antonio J. Gracias, Antonio J. Gracias/CEO (02/12/2025)
- Valor Equity Partners IV-A L.P.: /s/ Antonio J. Gracias, Antonio J. Gracias/CEO (02/12/2025)
- Valor Equity Partners IV-B L.P.: /s/ Antonio J. Gracias, Antonio J. Gracias/CEO (02/12/2025)
- Valor Equity Associates IV L.P.: /s/ Antonio J. Gracias, Antonio J. Gracias/CEO (02/12/2025)
- Valor Equity Capital IV LLC: /s/ Antonio J. Gracias, Antonio J. Gracias/CEO (02/12/2025)
- Valor Management L.P.: /s/ Antonio J. Gracias, Antonio J. Gracias/CEO (02/12/2025)
- Valor Funds Group LLC: /s/ Antonio J. Gracias, Antonio J. Gracias/Managing Member (02/12/2025)
- Antonio J. Gracias: /s/ Antonio J. Gracias, Antonio J. Gracias (02/12/2025)